September 1, 2020

Mr. Nicholas Lamparski	VIA EDGAR
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-248473) of Trxade Group, Inc. (the “Registrant”)

Dear Mr. Lamparski:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that such Registration Statement will become effective on Thursday, September 3, 2020 at 3:00 p.m., Eastern Time, or as soon thereafter as practicable.

In that respect and in furtherance of our Acceleration Request, the Registrant hereby acknowledges that:

●	Should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions to our counsel, David M. Loev, of The Loev Law Firm, PC, at (832) 930-6432.

Sincerely,

/s/ Suren Ajjarapu
Suren Ajjarapu
Chief Executive Officer